Mail Stop 3561

February 7, 2007

Mr. Barry Reichman, Chief Executive Officer
Multi-Media Tutorial Services, Inc.
1214 East 15th Street
Brooklyn, New York 11230

>   **Re: Multi-Media Tutorial Services, Inc.**
>   **Form 10-KSB for the fiscal year ended February 28, 2006**
>   **Filed June 15, 2006**
>   **Form 10-QSB for the fiscal quarter ended May 31, 2006**
>   **Filed July 17, 2006**
>   **Form 10-QSB for the fiscal quarter ended August 31, 2006**
>   **Filed October 19, 2006**
>   **Form 10-QSB for the fiscal quarter ended November 30, 2006**
>   **Filed January 17, 2007**
>   **File No. 000-25758**

Dear Mr. Reichman:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response

should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the fiscal year ended February 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15
General

1.   In accordance with the guidance in FR-72 (Release 33-8350), please revise your
        future filings to identify the risks involved with critical accounting policies,
        analyzing to the extent possible factors such as:
        • How the company arrived at the estimate;
        • How accurate the estimate/assumption has been in the past;
        • Whether the estimate/assumption is reasonably likely to change in the future;
          and
        • Evaluate the sensitivity to change of critical accounting policies.

Item 8A. Controls and Procedures

2.   Please tell us why you did not include this section in your Form 10-KSB. You
        should revise your filing to include these disclosures as required by Section 307
        of Regulation S-B. Please note that items under Section 308 of Regulation S-B
        were given extended compliance dates, however, the evaluation of disclosure
        controls and procedures was not extended.

Balance Sheet, page F-2

3.   We note from page 12 the levy against your assets, related claims for taxes of
        $500,000 and a judgment against you for $120,000 for amounts due to former
        accountants. Please tell us what amounts you have accrued in your financial
        statements for these payables and if nothing is accrued, please tell us why.

4.   In a related matter, please tell us how the IRS liens and levy have affected your
        impairment analysis of long-term assets and intangible assets under SFAS 144
        and SFAS 142, respectively. Include in your response if the IRS has levied
        specifically identifiable assets.

Consolidated Statements of Stockholders' Deficit, page F-4

5. We refer to the line item "warrants to purchase stock issued for services" with respect to fiscal year 2006, please provide us with further details for your accounting for these warrants including why the recognition of deferred compensation of $21,900 resulted in a deferred compensation balance at fiscal year end of zero.

Forms 10-QSB for the fiscal quarters ended May 31, 2006, August 31, 2006, and November 30, 2006

Item 3. Controls and Procedures, page 5

6. We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "except as noted below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief